UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2021

CERBERUS TELECOM ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39647	98-1556740
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Third Avenue New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 891-2100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	CTAC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	CTAC	The New York Stock Exchange
Warrants, included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CTAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On September 16, 2021, Cerberus Telecom Acquisition Corp., a Cayman Islands exempted company (the “Company” or “CTAC”) and KORE issued a press release (the “Press Release”) announcing that the special meeting of its stockholders (the “Special Meeting”), originally scheduled for September 16, 2021, is being postponed to September 22, 2021. As a result of this change, the Special Meeting will now be held at 10 a.m. Eastern Time on September 22, 2021, in person and virtually by live webcast. The Special Meeting will be held with respect to the previously announced Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among the Company, King Pubco, Inc. (“Pubco”), a Delaware corporation and wholly owned subsidiary of Cerberus Telecom Acquisition Holdings, LLC (the “Sponsor”), an affiliate of CTAC, King Corp Merger Sub, Inc. (“Corp Merger Sub”), a Delaware corporation and direct, wholly owned subsidiary of the Sponsor, King LLC Merger Sub, LLC (“LLC Merger Sub”), a Delaware limited liability company and direct, wholly owned subsidiary of Pubco, and Maple Holdings Inc. (“KORE”), a Delaware corporation.

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) CTAC will merge with and into LLC Merger Sub, with LLC Merger Sub being the surviving entity, (ii) the Sponsor will contribute 100% of its equity interests in Corp Merger Sub to Pubco, as a result of which Corp Merger Sub will become a wholly owned subsidiary of Pubco, (iii) Corp Merger Sub will merge with and into KORE, with KORE being the surviving corporation and (iv) KORE will merge with and into LLC Merger Sub, with LLC Merger Sub being the surviving entity and Pubco being the sole member of LLC Merger Sub.

The option of CTAC’s public shareholders to tender and redeem their shares in connection with the Business Combination expired at 5:00 p.m., New York City time, on September 14, 2021 (such time and date, the “Expiration Date”). As of the Expiration Date, according to information provided to the Company by Continental Stock Transfer & Trust Co., as information agent, approximately 90.39% of the public shareholders of the Company had tendered their shares for redemption. If the Business Combination is not completed, these shares will not be redeemed.

A copy of the Press Release is attached as Exhibit 99.1 and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d)    Exhibits.

The Exhibit Index is incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CTAC and KORE. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CTAC and Pubco filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the shareholders of CTAC, seeking required shareholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

Participants in Solicitation

CTAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from CTAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between CTAC and KORE, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the anticipated terms of the transaction and the satisfaction of closing conditions to the transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are projections and other statements about future events that are based on current expectations and assumptions and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and KORE. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CTAC’s securities, (ii) the risk that the transaction may not be completed by CTAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CTAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of CTAC, the satisfaction of the minimum trust account amount following redemptions by CTAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on KORE business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of KORE, (viii) the outcome of any legal proceedings that may be instituted against KORE or against CTAC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of CTAC’s securities on The New York Stock Exchange, (x) the price of CTAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which CTAC plans to operate, variations in performance across competitors, changes in laws and regulations affecting KORE’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) risks relating to the uncertainty of the projected financial and operational information with respect to KORE. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CTAC’s registration statement on Form S-4 discussed above when available and other documents filed by CTAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CTAC nor KORE presently know or that CTAC and KORE currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. CTAC and KORE anticipate that subsequent events and developments will cause CTAC’s and KORE’s assessments to change. Readers are cautioned not to put undue reliance on forward-looking statements, and CTAC and KORE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CTAC nor KORE gives any assurance that either CTAC or KORE will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Cerberus Telecom Acquisition Corp. and KORE, dated September 16, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CERBERUS TELECOM ACQUISITION CORP.

Dated: September 16, 2021

	By:	/s/ Michael Palmer
Name: Michael Palmer
Title: Authorized Signatory

Exhibit 99.1

Cerberus Telecom Acquisition Corp. Announces Change of Special Meeting of Shareholders Date to September 22, 2021

NEW YORK, Sept. 16, 2021 /PRNewswire/ — Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U) (NYSE: CTAC) (NYSE: CTAC WS) (“CTAC”) today announced that the Extraordinary Special Meeting (“Special Meeting”) of its shareholders, originally scheduled for Thursday, September 16, 2021, is being postponed to 10:00 a.m., Wednesday, September 22, 2021.

As of 5:00 p.m. Tuesday, September 14, 2021, 90.39% of CTAC’s public shareholders had tendered their shares for redemption. The Company plans to continue to solicit proxies from public shareholders during the period prior to the Special Meeting. Only the holders of record of CTAC’s ordinary shares as of the close of business on August 9, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting.

The Special Meeting will take place in person at Ugland House, Grand Cayman, KY1- 1104, Cayman Islands, and virtually via live webcast at 10:00 a.m. Eastern Time on September 22, 2021. It can be accessed by visiting https://www.cstproxy.com/ctac/sm2021. The proxy statement is available in the “Documents” section of the CTAC website and on the SEC’s website at http://www.sec.gov.

CTAC recommends that its shareholders wishing to vote at the Special Meeting log in at least 15 minutes before the Special Meeting starts, if attending virtually. CTAC encourages its shareholders entitled to vote at the Special Meeting to vote their shares via proxy in advance of the Special Meeting by following the instructions on the proxy card.

A list of CTAC shareholders entitled to vote at the Special Meeting will be open to the examination of any CTAC shareholder, for any purpose germane to the Special Meeting, during regular business hours for a period of 10 calendar days before the Special Meeting.

For assistance voting your shares, please contact Morrow Sodali LLC, CTAC’s proxy solicitor, toll-free at 1-(800) 662-5200 or via email at ctac.info@investor.morrowsodali.com.

About CTAC

Cerberus Telecom Acquisition Corp. (“CTAC”) is a blank check company formed by an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), a global leader in alternative investing. CTAC is led by CEO Tim Donahue, former Executive Chairman of Sprint Nextel and former CEO of Nextel Communications, and is proud to have the support of a distinguished advisory board comprised of senior executives and business leaders from the information and communications technology sector. For more information, visit www.cerberusacquisition.com.

About Cerberus

Founded in 1992, Cerberus is a global leader in alternative investing with approximately $50 billion in assets across complementary credit, private equity, and real estate strategies. Cerberus invests across the capital structure where its integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value. Cerberus’s tenured teams have experience working collaboratively across asset classes, sectors, and geographies to seek strong risk-adjusted returns for its investors. Cerberus has a dedicated focus on next-generation technologies and telecommunication solutions. Its team of technologists and network of advisors collaborate across its investment and operating platforms to identify opportunities and manage investments in critical IoT, edge computing, artificial intelligence, private wireless networks, network equipment, autonomy, aerospace, and ecosystem development. For more information about its people and platforms, visit Cerberus at www.cerberus.com.

Media Contact

Michael Dolio

CTAC

Mobile +1-929-280-1026

mdolio@cerberus.com

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus was sent to the shareholders of CTAC, seeking required shareholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SOURCE KORE Wireless